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                                                                    Exhibit 16.1


Securities and Exchange Commission
Washington, D.C.  20549




Ladies and Gentlemen,



We were previously principal accountants for Organitech USA, Inc. and, under the date of April 12, 2002, we reported on the consolidated financial statements of Organitech USA, Inc. as of and for the years ended December 31, 2001 and 2000 and for the period from July 4, 1999 to December 31, 1999, and for the period from July 4, 1999 (inception) to December 31, 2001. On May 15, 2002, our appointment as principal accountants was terminated. We have read Organitech USA, Inc.'s statements included under Item 4 of its Form 8-K dated May 21, 2002, and we agree with such statements.







Very truly yours,

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)



Haifa, May 21, 2002